Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2006	2005
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$68,786	$36,033
Add (deduct):
Earnings on equity method investments	(19,483)	(14,440)
Distributions from unconsolidated entities	5,547	1,394
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(3,863)	(2,646)
	50,987	20,341
Add fixed charges:
Consolidated interest expense	23,208	20,738
Interest portion (1/3) of consolidated rent expense	7,334	6,451
	$81,529	$47,530

FIXED CHARGES:
Consolidated interest expense	$23,208	$20,738
Interest portion (1/3) of consolidated rent expense	7,334	6,451
	$30,542	$27,189

RATIO OF EARNINGS TO FIXED CHARGES	2.67	1.75